EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$67	$501	$805	$1,493	$3,255	$1,852
Interest expense (a)	111	148	162	221	299	276
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	(1)	1	(3)	19
Amortization of capitalized interest	2	3	5	10	19	26
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	5	4	6	9	13	13

Earnings	$185	$656	$977	$1,734	$3,583	$2,186

FIXED CHARGES:
Interest expense	$111	$148	$162	$221	$299	$276
Capitalized interest	5	13	36	79	179	191
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	5	4	6	9	13	13

Fixed Charges	$121	$165	$204	$309	$491	$480

Preferred Stock Dividends

Preferred Dividend Requirements	$10	$22	$39	$42	$89	$78
Ratio of income before provision for taxes to net income (c)	1.67	1.61	1.56	1.57	1.62	1.61

Subtotal – Preferred Dividends	$17	$36	$61	$66	$144	$126

Combined Fixed Charges and Preferred Dividends	$138	$201	$265	$375	$635	$606

Ratio of Earnings to Fixed Charges	1.5	4.0	4.8	5.6	7.3	4.6
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.3	3.3	3.7	4.6	5.6	3.6
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.